Exhibit 3.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

RF MICRO DEVICES, INC.

RF Micro Devices, Inc. (the “Corporation”) was originally incorporated in the State of North Carolina on February 27, 1991. These Amended and Restated Articles of Incorporation were duly adopted in connection with the Articles of Merger dated as of January 1, 2015 under which Rocky Merger Sub Inc., a North Carolina corporation, was merged with and into the Corporation. These Amended and Restated Articles of Incorporation shall supersede and replace the Corporation’s prior Articles of Incorporation and all other amendments or restatements thereto and integrations thereof and shall henceforth be the Articles of Incorporation of the Corporation.

ARTICLE I.

The name of this Corporation is RF Micro Devices, Inc.

ARTICLE II.

The Corporation is authorized to issue 1,000 shares of one class of stock designated as “Common Stock, no par value.” The rights and preferences of all outstanding shares of Common Stock shall be identical. The holders of outstanding shares of Common Stock shall have the right to vote on all matters submitted to vote of the shareholders of the Corporation, on the basis of one vote per share of Common Stock owned.

ARTICLE III.

The address of the registered office of the Corporation in the State of North Carolina is 7628 Thorndike Road, Greensboro, Guilford County, North Carolina 27409-9421. The name of the initial registered agent is William A. Priddy, Jr.

ARTICLE IV.

The principal office of the Corporation is located at 7628 Thorndike Road, Greensboro, Guilford County, North Carolina 27409-9421.

ARTICLE V.

To the fullest extent from time to time permitted by law, no person who is serving or has served as a director or officer of the Corporation shall be personally liable in any action for monetary damages for breach of his or her duty as a director or officer, whether such action is brought by or in the right of the Corporation or otherwise. Neither the amendment or repeal of this Article V, nor the adoption of any provision of these Articles of Incorporation inconsistent with this Article V, shall eliminate or reduce the protection afforded by this Article V to a director or officer of the corporation with respect to any matter which occurred, or any cause of action, suit or claim, which but for this Article V would have accrued or arisen, prior to such amendment, repeal or adoption.

ARTICLE VI.

These Amended and Restated Articles will be effective as of 11:59 p.m., Eastern Standard Time, on January 1, 2015.